Profit & Loss
January 1 through August 30, 2024

Cash Basis

	Jan 1 - Aug 30, 24
Ordinary Income/Expense	
Income	
Sales	142,000.00
Total Income	142,000.00
Expense	
Advertising and Promotion	8,000.00
Cell Phone	1,084.00
Hulu	800.00
Insurance Expense	4,020.00
Internet	1,644.00
Janitorial	4,112.00
Laundry and Cleaning	450.00
NJ Annual Report	78.00
Outside Services	41,600.00
Professional Fees	250.00
Repairs and Maintenance	3,847.00
Software	2,000.00
Utilities	3,890.00
Total Expense	71,775.00
Net Ordinary Income	70,225.00
Net Income	**70,225.00**

DEMARCO TRAINING SYSTEM LLC
Balance Sheet
As of August 30, 2024

	Aug 30, 24
ASSETS	
Current Assets	
Checking/Savings	
Checking	20,038.00
Total Checking/Savings	20,038.00
Total Current Assets	20,038.00
Fixed Assets	
Accumulated Depreciation	-110,391.00
Furniture and Equipment	113,883.00
Total Fixed Assets	3,492.00
TOTAL ASSETS	**23,530.00**
LIABILITIES & EQUITY	
Equity	
Members Equity	-46,695.00
Net Income	70,225.00
Total Equity	23,530.00
TOTAL LIABILITIES & EQUITY	23,530.00

DEMARCO TRAINING SYSTEM LLC
Statement of Cash Flows
January 1 through August 30, 2024

	Jan 1 - Aug 30, 24
OPERATING ACTIVITIES	
Net Income	70,225.00
Net cash provided by Operating Activities	70,225.00
FINANCING ACTIVITIES	
Members Equity	-74,435.00
Net cash provided by Financing Activities	-74,435.00
Net cash increase for period	-4,210.00
Cash at beginning of period	24,248.00
Cash at end of period	**20,038.00**